Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: May 10, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Press Release
2006 First-Quarter Report of the Swisscom Group
Customers benefit from substantially lower prices —
strong customer growth on the back of lower revenue

	1.1-31.3.2005	1.1-31.3.2006		Change
Net revenue (in CHF millions)	2445	2375		-2.9%
EBITDA (in CHF millions)	1092	1034		-5.3%
EBIT (in CHF millions)	735	686		-6.7%
Net income* (in CHF millions)	520	460		-11.5%
Net earnings per share (in CHF)	8.46	8.11		-4.1%
Fixed lines (at 31.3 in millions)	4.78	5.00		4.6%
Of which ADSL (at 31.3 in millions)	0.88	1.19		35.4%
Number of mobile customers (at 31.3 in millions)	3.98	4.37		9.7%
Number of full-time equivalent employees at 31.3	15,397	16,544	**	7.4%

*	Net income after deduction of minority interests

**	Increase due primarily to the acquisition of Antenna Hungária
Net revenue posted by the Swisscom Group fell by 2.9% in the first quarter of 2006 to CHF 2.45 billion, earnings before interest, taxes, depreciation and amortization (EBITDA) by 5.3% to CHF 1.03 billion. As in the second half of 2005 this development is primarily due to one-time effects. Adjusted for these special effects, revenue from ordinary activities rose by 1.7% while EBITDA fell by 1.1%. Swisscom recorded a strong increase in ADSL customer numbers in the fixed network and mobile alongside a sharp fall in minute rates. The Group still expects to post net revenue of around CHF 9.5 billion and EBITDA of around CHF 4.0 billion for the 2006 financial year.
Net revenue as per 31 March 2006 fell by CHF 70 million or 2.9% to CHF 2,375 million year-on year, while EBITDA dropped by CHF 58 million or 5.3% to CHF 1,034 million. This decrease can primarily be attributed to the following special factors: The table below contains an overview of these changes:

Press Release

Amounts in CHF millions	Revenue	EBITDA
Effect of reduction in mobile termination rates	-72	-72
Effect of transfer of international carrier service activities	-51	—
Effect of retroactive adjustment of roaming rates	-28	12
Effect of acquisition of Antenna Hungária	41	13
Total one-off effects	-110	-47
Development of ordinary activities excluding the one-time effects mentioned above	40	-11
Total change compared with the previous year	-70	-58
Excluding the four one-off effects indicated above, net revenue rose on a like-for-like basis by CHF 40 million or 1.7%, while EBITDA fell by CHF 11 million or 1.1%.
As part of its inquiry concerning the mobile market, the Secretariat of the Competition Commission asked Swisscom Mobile to issue a statement on a draft ordinance containing a sanction against the alleged misuse of termination charges totalling CHF 489 million. As communicated previously on 10 April 2006, Swisscom disputes these allegations of market dominance and misuse of charges. Backed up by legal clarification, Swisscom believes that the prospect of an appeals procedure being successful is intact. No provision has therefore been established.
Net income of the Swisscom Group after deduction of minority interests decreased by 11.5% to CHF 460 million due to lower operating income and a reduced net financial result. As a result of last year’s share buyback programme and the subsequent decrease in the number of shares, earnings per share saw a more modest decrease than net income, falling 4.1% to CHF 8.11.
Significantly lower prices in the fixed network and mobile sectors — ADSL and Mobile win more customers
Customers benefited from substantial price cuts in the first quarter of 2006 compared with the previous year, coupled with an expanded range of products and services and enhanced performance. Swisscom continues to invest in the development of its nationwide telecom infrastructure.
The Fixnet segment is seeing high levels of growth for broadband connections, with the number of customers rising by 35.4% to 1.19 million. Of these, 775,000 connections belonged to Bluewin customers and 414,000 to customers of other providers. Due to intense

Press Release
infrastructure competition with cable companies and the increased popularity of new mobile technologies, the number of digital connections decreased by 2.4% to 3.81 million. This decline in traditional fixed network business was all but offset by the strong levels of growth in the ADSL segment, with customers benefiting from ADSL bandwidths now up to three times higher (depending on the service) for the same price. The development of a higher-performance broadband infrastructure (VDSL) necessitated by this trend led to a 52.6% increase in investments by Fixnet to CHF 119 million.
The Mobile segment also saw a rise in customer numbers, up by 387,000 or 9.7% to 4.37 million, due primarily to new price models (e.g. Liberty hourly rate of CHF 0.50) and the launch of M-Budget Mobile. As of the end of March, 880,000 customers were already using products belonging to the Liberty family, while the prepaid product M-Budget Mobile boasted 165,000 customers. These new price models led to an increase in usage, with the average number of minutes per customer and month (AMPU) up from 112 to 120. Lower prices and the high proportion of prepaid users caused the average revenue per customer to fall from CHF 77 to CHF 65. Adjusted for the reduction in termination charges, Mobile EBITDA would have increased slightly.
In the corporate customer business, Swisscom IT Services and Swisscom Solutions succeeded in acquiring new customers and renewing existing contracts worth CHF 115 million. Swisscom Solutions continues to face strong competition and price pressure, resulting in a drop in both revenue and EBITDA. New and cheaper services (IP) are starting to replace existing technologies more and more. The Other segment saw a boost in revenue by Swisscom IT Services as a result of market successes in the outsourcing business and the acquisition of Comit and Antenna Hungária. EBITDA in this segment fell slightly by CHF 3 million to CHF 36 million due to high start-up costs in the outsourcing business.
Expectations for 2006 unchanged
Against a backdrop of strong competition and price reductions at Mobile and Fixnet, Swisscom still expects to close 2006 with revenue of around CHF 9.5 billion and EBITDA of around CHF 4.0 billion. Capital expenditure will amount to around CHF 1.4 billion.
The detailed interim report is available on the Internet at:
http://www.swisscom.com/q1-report-2006
Berne, 10 May 2006
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because

Press Release
these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 07 30	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: May 10, 2006	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law